Mail Stop 4561

December 4, 2006

Mr. Steven A. Ballmer
Chief Executive Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052

      Re: Microsoft Corporation
             Form 10-K for the Fiscal Year Ended June 30, 2005
             Form 10-K for the Fiscal Year Ended June 30, 2006
             Form 10-Q for the Quarterly Period Ended September 30, 2005
             Form 10-Q for the Quarterly Period Ended December 31, 2005
             Form 10-Q for the Quarterly Period Ended March 31, 2006
             Form 10-Q for the Quarterly Period Ended September 30, 2006
             File No. 000-14278

Dear Mr. Ballmer:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                         Sincerely,

                                         Stephen Krikorian
                                         Accounting Branch Chief